Exhibit 99.3

April 15, 2016

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Kbridge Energy Corp. (the “Company”)

This letter will confirm that we reviewed the Company’s Form 6-K dated April 12, 2016, captioned “Changes in the Registrant’s Certifying Accountant” and that we agree with the statements made therein as they relate to Saturna Group Chartered Professional Accountants LLP.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 6-K.

SATURNA GROUP CHARTERED PROFESSIONAL ACCOUNTANTS LLP

Vancouver, Canada

April 15, 2016